June 1, 2021

VIA EDGAR

Division of Corporation Finance

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U.S. Securities and Exchange Commission

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Attn:	Kathleen Krebs, Special Counsel Jan Woo, Legal Branch Chief David Edgar, Senior Staff Accountant Kathleen Collins, Accountant Branch Chief

Re:	Zeta Global Holdings Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed May 20, 2021 File No. 333-255499

Ladies and Gentlemen:

On behalf of our client, Zeta Global Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 28, 2021, relating to the Company’s Amendment No. 2 to the registration statement on Form S-1 submitted on April 26, 2021 (the “Registration Statement”).

The Company has further amended the Registration Statement via Amendment No. 3 to the Registration Statement (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

June 1, 2021

Amendment No. 2 to Form S-1 filed May 20, 2021

Prospectus Summary,

Summary Risk Factors, page 8

1.

Please revise here to include a summary of the risks related to the material weaknesses identified in your internal control over financial reporting. Refer to Item 105(b) of Regulation S-K. Also, revise your disclosures related to such weaknesses to clarify what is meant by “lack of contemporaneous documentation and accounting analysis.”

Response: The Company has revised the Amendment on page 9 to include a summary of the risks related to the material weakness identified in its internal control over financial reporting. Additionally, the Company has revised the Amendment on page 38 to clarify what is meant by “lack of contemporaneous documentation and accounting analysis.”

Use of Proceeds, page 46

2.	Please disclose throughout the prospectus that you are repurchasing the Class B shares and Class B restricted stock from your CEO, David Steinberg.

Response: The Company has revised the Amendment to disclose that it is repurchasing the Class B shares and Class B restricted stock from its CEO, David Steinberg.

Certain Relationships and Related Party Transactions

Restricted Stock Repurchase

Treatment of Directors’ Restricted Stock in Connection with this Offering, page 119

3.	Please disclose the value of your officers’ and directors’ restricted stock awards that are vesting in connection with the offering based upon the IPO price.

Response: The Company has revised the Amendment to disclose the value of its officers’ and directors’ restricted stock awards that are vested in connection with the offering based upon the IPO price.

Principal and Selling Stockholders, page 120

4.

It appears you intend to disclose the shares being offered by selling stockholders in footnotes to the table on page 121. Please include these shares in the table itself or clearly indicate which persons listed in the table are selling stockholders and that the beneficial ownership amounts after the offering reflect the sale of shares by the selling stockholders.

Response: The Company has revised the Amendment on page 121 to indicate which persons listed in the principal and selling stockholders table are selling stockholders and that the beneficial ownership amounts after the offering reflect the sale of shares by the selling stockholders.

Notes to Interim Consolidated Financial Statements

Note 11. Stock-Based Compensation, page F-58

June 1, 2021

5.

We note that there were 80,229,596 nonvested restricted shares outstanding as of December 31, 2020. Please tell us how this compares to the 70,611,337 nonvested restricted shares at March 31, 2021 and revise to include a rollforward reconciliation that reflects the various items impacting such shares.

Response: The Company has revised the Amendment to include on page F-60 a rollforward reconciliation that reflects each item affecting the nonvested restricted shares outstanding from January 1, 2021 through March 31, 2021. In addition, the Company has revised the Amendment to correct immaterial errors identified in the amount of nonvested share awards. The error and the related corrections had no effect on any line item presented on the face of the Company’s consolidated financial statements. The Company has assessed the effect of the correction, individually and in the aggregate, on prior period financial statements in accordance with the Staff Accounting Bulletin Nos. 99 and 108 and, based on an analysis of quantitative and qualitative factors, has determined that the correction of the error in the notes to the financial statements is not material.

Description of Errors

The errors relate to the number of shares of nonvested restricted stock and restricted stock units as disclosed in “Note 13—Stock Based Compensation” of the annual consolidated financial statements for the year ended December 31, 2020 and “Note 11—Stock Based Compensation” of the unaudited condensed consolidated financial statements for the three months ended March 31, 2021.

In response to comment 12 contained in the Staff’s letter dated April 30, 2021, the Company revised the disclosure in the registration statement to provide the additional disclosures required under ASC 718-10-50-2(c), including the number and weighted-average grant-date fair value of awards that were nonvested at the beginning and end of the periods. This revision was included under Note 13 of the annual consolidated financial statements on page F-32 under the header “Restricted Shares.” The number of nonvested restricted shares as of January 1, 2019 was incorrectly disclosed as 55,298,618 with a weighted average grant date fair value of $2.79, whereas the correct number as of that date was 60,972,992 shares with a weighted average grant date fair value of $2.42. This error had a cascading impact on the nonvested position as of December 31, 2019 and 2020. The Company has revised its disclosures to reflect the corrected amounts on pages F-32 and F-33 of the Amendment.

In addition, in Note 11 of the quarterly financial statements, the Company previously disclosed incorrect amounts for (i) the nonvested restricted stock and restricted stock units amount as of March 31, 2021; (ii) new grants of restricted stock units during the three months ended on March 31, 2021; (iii) restricted stock units issued prior to March 12, 2021; (iv) amount of unrecognized stock based compensation expense as of March 31, 2021; and (v) amount of unrecognized stock based compensation as a result of the modification. The Company has updated the Amendment to reflect the correct amounts for each of the foregoing items.

The nonvested share amounts also appear in Notes 17 and 20 to the financial statements relating to net loss per share footnote disclosure for both the annual and quarterly financial statements. These amounts have been corrected in the Amendment.

No Effect on Financial Statements

As the shares are not participating securities, no changes were required to the net loss per share for either period presented. Furthermore, as noted above, the correction of the errors did not affect the Company’s consolidated financial statements, other than the foregoing disclosures in the notes to the financial statements.

June 1, 2021

Nature and Cause of the Error

The Company had historically accounted for its restricted share awards and restricted share units by recording stock compensation expense over a five-year vesting period. The historical accounting failed to consider a performance condition included in these awards which stated that vesting was triggered by a change in control. As that change in control was not considered probable of occurrence, no compensation expense should have been recognized related to these awards and none of the awards should have been considered vested for purposes of the footnote disclosures required by ASC 718. Prior to the issuance of its consolidated financial statements for the year ended December 31, 2020 and 2019, the Company corrected its accounting for stock compensation expense. However, in connection with the reversal of the expense, the Company failed to adjust the underlying detailed supporting schedule for shares that had vested prior to January 1, 2019 under their previous accounting model to show them as nonvested. As a result, the beginning balance of nonvested shares was understated in the share roll-forward table required by ASC 718-10-50-2(c).

Further, the error caused in the quarterly financials related to the nonvested share count was primarily related to the cancellation of certain restricted stock awards during the April 2021, as a result of reconciliation of the outstanding share count in connection with the Company’s initial public offering. Since this reconciliation was being done contemporaneously with the finalization of the quarterly financial statements, the Company incorrectly took the impact of such cancellations as of March 31, 2021. These cancellations will be disclosed in Q2 2021 and the Company has corrected the disclosure in its amended quarterly and annual financial statements and has reflected these corrections on pages F-32, F-33 and F-60 of the Amendment.

There is no impact of this error on the consolidated statements of operations and comprehensive income, consolidated balance sheets, statement of equity or earnings per share. The effect of the error on the notes to the consolidated financial statements is described above.

The Company has amended the disclosures in the Amendment and has, pursuant to ASC 250, disclosed the correction of an error. After initially disclosing this error correction in the Amendment, the Company will continue to provide error correction disclosure in subsequent amendments of the Registration Statement and in its annual and quarterly financial statements filed with the Commission until such time as the Company updates its financial statements filed with the Commission to include a new fiscal year’s annual financial statements. The error correction disclosure indicates that the corrected amounts have been corrected from previously filed financial statements.

Internal control over financial reporting considerations

As a result of the identification of this error, management has assessed whether and how the identified error affects its conclusions about the effectiveness of the related internal control over financial reporting. Management has previously disclosed three material weaknesses in its controls relating to lack of segregation of duties, lack of a risk assessment process and lack of contemporaneous documentation and accounting analysis. These material weaknesses include deficiencies in controls over restricted share awards and stock-based compensation accounting, due to the failure to account correctly for the performance condition in historical awards. The error in the disclosure related to the nonvested shares resulted from the same process. As a result,

June 1, 2021

management has concluded that the newly identified errors resulted from previously disclosed material weaknesses, as disclosed on page 72 of the Amendment. In addition, in accordance with comment 1 above, the Company has updated the disclosure on pages 9 and 38 of the Amendment to provide more information relating to the material weaknesses and to clarify the material weakness relating to lack of contemporaneous documentation and accounting analysis.

*    *    *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

Enclosures

cc:	David A. Steinberg, Zeta Global Holdings Corp.
Christopher Greiner, Zeta Global Holdings Corp.
Steven B. Vine, Zeta Global Holdings Corp.
Marc D. Jaffe, Latham & Watkins LLP
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP